Mail Stop 4561

October 23, 2007

Jeffrey D. Reid
President and CEO
KMA Global Solutions International, Inc.
5570A Kennedy Road Mississauga
Ontario, Canada L4Z2A9

Re: KMA Global Solutions International, Inc..
        Registration Statement on Form SB-2
        Filed October 5, 2007
        File No. 333-146538

Dear Mr. Reid:

        We have conducted a limited review of your filing and have the following comment.
Where indicated, we think you should revise your legality opinion in response to this comment.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a
revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask
you to provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comment or any other aspect of our review. Feel free to call us at the
telephone numbers listed at the end of this letter.

        Please provide us with the information requested below. In addition, please consider
disclosing this information in the prospectus where appropriate.

Exhibit 5.1 - Legal Opinion

1.   We note that counsel has limited the opinion "in all respects to the General Corporation
        Law of the State of Nevada, without regard to judicial or administrative interpretations of
        such sections or case law decided thereunder." For equity securities, counsel must opine
        on the corporate laws of the jurisdiction of incorporation of the registrant and may not
        limit the legality opinion to only statutory law or otherwise exclude applicable provisions

of the state constitution or reported judicial decisions. Please file a revised legality opinion in which counsel does not qualify the opinion in this way.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Angela McHale at 202-551-3402 or me at 202-551-3780 with any other questions.

Sincerely,

Karen Garnett
Assistant Director

Cc: Richard F. Mattern (*via facsimile*)